EXHIBIT 99.1

For Immediate Release 21-1-TR	Date:	January 7, 2021

Ktunaxa Nation and Teck Sign Joint Management Agreement for
Conservation Lands

Cranbrook, B.C. – The Ktunaxa Nation and Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck") today announced the signing of a Joint Management Agreement for more than 7,000 hectares of land purchased by Teck in 2013 for conservation. The lands are located in ʔamakʔis Ktunaxa and in the region of Teck’s steelmaking coal operations in southeast British Columbia.

Under the Agreement, the Ktunaxa Nation and Teck agree to jointly manage the land for conservation purposes protecting significant fish and wildlife habitat. The Agreement will also support the Ktunaxa Nation Stewardship Principles, and Teck’s goal to achieve a net positive impact on biodiversity in the areas where it operates.

“This agreement between the Ktunaxa Nation and Teck solidifies our commitment to protect ʔa•kxam̓is q̓api qapsin (All Living Things) in our territory of ʔamakʔis Ktunaxa. We look forward to working with stakeholders in the region to ensure this unique area will be managed according to principals of respect for the land and all those who live within it,” said Kathryn Teneese, Ktunaxa Nation Chair.

Teck and the Ktunaxa Nation worked closely with stakeholders to purchase the land in 2013 in the Elk Valley and Flathead River Valley because of its exceptional social, cultural and ecological value.

“This agreement will support responsible joint management and protection of these important conservation lands,” said Don Lindsay, President and CEO, Teck. “Together, we can advance our mutual objective of conserving these culturally and ecologically significant lands for years to come, while also making progress towards Teck’s vision of a net-positive impact on biodiversity.”

Teck’s purchase of these lands was one of the single biggest private sector investments in land conservation in B.C. history. There are approximately 7,150 hectares in total of private lands consisting of three parcels: Flathead Townsite (992 hectares), Alexander Creek (3,098 hectares) and Grave Prairie (3,059 hectares). The lands provide important habitat for numerous species, such as grizzly bear, wolverine, badger, elk, lynx, mountain goat, bighorn sheep, westslope cutthroat trout and bull trout, and hold significant value for local communities. A map of the area can be found here.

Teck and the Ktunaxa will begin implementation of the Joint Management Agreement in January 2021. This will include developing conservation management plans with input from communities and other stakeholders.

About the Ktunaxa Nation
The Ktunaxa Nation Council (KNC) is the Ktunaxa Nation government in Canada, and is comprised of elected officials from ʔakisq̓nuk First Nation, Yaqan Nuʔkiy (Lower Kootenay Band), ʔaqam (St. Mary’s Band) and Yaq̓it ʔa•knuqⱡiʾit (Tobacco Plains Band) First Nation Communities. www.ktunaxa.org

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, zinc and steelmaking coal, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Investor Contact:	Ktunaxa Nation Contact:
Fraser Phillips	Jesse Nicholas
Senior Vice President,	Communications Officer
Investor Relations & Strategic Analysis	250-489-2464
604.699.4621	Jesse.nicholas@ktunaxa.org
fraser.phillips@teck.com

Teck Media Contact:	Ktunaxa Nation Media Contact:
Chris Stannell	Trish Barnes
Public Relations Manager	Communications Manager
604.699.4368	250-489-2464
chris.stannell@teck.com	tbarnes@ktunaxa.org